VIA FACSIMILE AND U.S. MAIL


                                                     July 14, 2006


Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re:  Celgene Corporation
          Form 10-K Fiscal Year Ended December 31, 2005
          File No. 000-16132

Dear Mr. Rosenberg:

     Pursuant to our conference call on July 12, 2006 with Amy Bruckner and Lisa Vanjoske of the SEC Staff, this letter reflects supplemental information to our response letter dated June 5, 2006 that responded to the letter from the Securities and Exchange Commission's Division of Corporation Finance to Mr. Robert J. Hugin, Chief Financial Officer of Celgene, dated May 12, 2006. These responses are numbered so as to correspond to the comment numbers in the Comment Letter.

RESPONSES TO COMMENT LETTER

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

Consolidated Financial Statements

STATEMENTS OF CASH FLOWS, PAGE F-5

STAFF COMMENT

4. Please provide us with your computation of the following amounts presented in the operating activities section of your statements of cash flows for the years ended December 31, 2005 and 2004: deferred income taxes of $(91,356) and $(79,847), respectively; and increase in income tax payable of $74,155 and $40,404, respectively.

RESPONSE:

     Our response dated June 5, 2006 provided in tabular format the computation of deferred income taxes and income taxes payable as presented in the operating activities section of the statements of cash flows for the years ended December 31, 2005 and 2004. Upon further discussion with the Staff, we will make reclassifications within the cash flows from operating activities section of the statement of cash flows for the years ended December 31, 2005 and 2004. The reclassifications will be made between deferred income taxes and change in income taxes payable in the 2005 statement of cash flows and between deferred income taxes, change in income taxes payable, change in other operating assets and change in accounts payable and accrued expenses in the 2004 statement of cash flows. We will reflect the reclassifications in our next annual report on Form 10-K as well as conforming reclassifications for the 2005 interim periods in our 2006 quarterly report filings on Form 10-Q.

     Presented below is the operating activities section of the statements of cash flows for the years ended December 31, 2005 and 2004 reflecting the reclassifications that will be made in our next annual report on Form 10-K. These reclassifications do not result in a change to net cash provided by operating activities for the year ended December 31, 2005 or 2004.

-------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
(IN THOUSAND $)                                                                      Years Ended December 31,
                                                                                        2005           2004
                                                                                     ---------      ---------
Net income                                                                           $  63,656      $  52,756
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization of long-term assets                                       14,286          9,690
Provision for accounts receivable allowances                                            11,463          8,315
Realized loss (gain) on marketable securities available for sale                         1,853         (3,050)
Unrealized loss (gain) on value of EntreMed warrants                                     6,875          1,922
Equity losses of affiliated company                                                      6,923             --
Non-cash stock-based compensation expense                                                 (243)           449
Amortization of premium/discount on marketable securities available for                  1,763          2,085
sale, net
Loss on asset disposals                                                                    290             --
Amortization of debt issuance cost                                                       2,443          2,443
Amortization of discount on note obligation                                                 53            108
Deferred income taxes                                                                  (47,120)       (23,567)
Shares issued for employee benefit plans                                                 3,506          4,267
Change in current assets and liabilities, excluding the effect of acquisition:
Increase in accounts receivable                                                        (43,496)       (13,051)
Decrease (increase) in inventory                                                         4,125        (11,192)
(Increase) decrease in other operating assets                                          (21,514)        (1,174)
Increase in accounts payable and accrued expenses                                       11,809         (3,993)
Increase (decrease) in income tax payable                                               29,919         30,085
(Decrease) increase in deferred revenue                                                 (4,674)        79,208
                                                                                     ---------      ---------
Net cash provided by operating activities                                            $  41,917      $ 155,939
                                                                                     ---------      ---------
=============================================================================================================


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION, PAGE F-12

STAFF COMMENT

5. Please provide us with additional information, in a disclosure-type format, that clarifies your revenue recognition policy with respect to research and development milestones. That is, tell us whether you recognize revenue related to research and development milestones over the remaining product development period and whether you recognize a proportionate amount on receipt that correlates to the work already performed under the development arrangement.

RESPONSE:

     In our response dated June 5, 2006, we provided additional information in disclosure type format and stated that we would expand our footnote disclosure in our subsequent periodic filings. Upon further discussion with the staff, we will further expand the disclosure in our next periodic filing to read as follows:

     Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, nonrefundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of our continued involvement in the research and development process. Revenues from the achievement of research and development milestones, if deemed substantive, are recognized as revenue when the milestones are achieved, and the milestone payments are due and collectible. Milestones are considered substantive if all of the following conditions are met: (1) the milestone is nonrefundable; (2) achievement of the milestone was not reasonably assured at the inception of the arrangement; (3) substantive effort is involved to achieve the milestone; and, (4) the amount of the milestone appears reasonable in relation to the effort expended, the other milestones in the arrangement and the related risk associated with achievement of the milestone. If any of these conditions are not met, we would recognize a proportionate amount of the milestone payment upon receipt as revenue that correlates to work already performed and the remaining portion of the milestone payment will be deferred and recognized as revenue as we complete our performance obligations.

Should you or your staff have any questions concerning our responses, please do not hesitate to contact our Corporate Controller, Jim Swenson at (908) 673-9607.

In connection with responding to the Comment Letter, we acknowledge that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filing;

     o staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.


Sincerely,

/s/ Robert J. Hugin,

Robert J. Hugin,
Chief Financial Officer



cc: Amy Bruckner, Staff Accountant
    Lisa Vanjoske, Assistant Chief Accountant